Form 51-102F1

 Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the three month period ended March 31, 2008 and should be read in conjunction with the consolidated financial statements for the three month period ended March 31, 2008 and related notes contained in the report.  The date of this management’s discussion and analysis is May 9, 2008.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition, exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Review of Exploration Projects

Almaden Gold Project, Idaho

Freegold has re-activating and is currently in the process of expanding the known gold mineralization at its Almaden gold project.  Located 12 miles east of Weiser, Idaho, this 2,980-acre property is within one mile of paved road and in close proximity (six miles) to Idaho Power’s transmission lines.  Freegold acquired its initial interest in this project in 1995, and increased its interest to 60% by completing a feasibility study in 1997.  The 1997 study by Watts, Griffis and McOuat Limited is referenced in a 43-101 report that was filed on SEDAR on March 15, 2006.  The historic WGM 1997 study contemplated a 22,500-ton per day open-pit, heap leach operation producing an average of 95,000 ounces of gold per year at an overall 0.6 to 1 strip ratio.  In 2001, Freegold purchased the remaining 40% interest and now controls 100% of this project, subject to the underlying lease and royalty agreements.

Almaden is a classic hot spring epithermal gold deposit.  Gold mineralization occurs as a flat lying, tabular deposit dispersed beneath a thin impermeable opalite cap rock.  There are two known zones of mineralization on the Almaden property: the Main Zone, and a smaller North Zone.  Combined, these zones are roughly one mile in length, and gold mineralization extends from surface down to a currently known depth of 600 feet.  Freegold’s 43-101 report contained an independent resource calculation showing 515,834 ounces in the Indicated category (24,778,000 tons grading 0.021 oz/ton) and 359,802 ounces in the Inferred category (19,989,000 tons grading 0.018 oz/ton).  This 2006 gold resource calculation at Almaden was defined by 677 drill holes (88% of which are less than 100 feet apart), with homogeneous mineralization exhibiting good continuity.  Following the completion of a new geological model (which was not yet completed at the time the 2006 43-101 report was finalized), it is anticipated that the bulk of these resources will be brought back into the measured and indicated category as part of the next resource evaluation.

Freegold commenced a new drill program in July 2006 which ran until November 2007.  One core rig and one reverse circulation rig drilled a total of 54,000 feet in 130 new holes during this period.  This new drilling has successfully delineated depth extensions in the south, central and north-east sections of the Main Zone, with drilling within the area of the main feeder fault consistently extending mineralization an additional 150 to 300 feet below the 200-foot depth that was previously identified in shallow drilling.  The drilling also indicates that the southern end of the Main Zone remains open for expansion, as does an area to the north west of the Main Zone, where resource grade mineralization was intersected within the Stinking Water basin.  The new drilling has also started to intersect significant and more uniform quantities of molybdenum in the northern parts of the Main Zone and in the North Zone.  Previous drill holes in these zones were not assayed for molybdenum historically.  The Company is still evaluating the significance of these molybdenum occurrences in relation to the genesis and configuration of the gold mineralization.

Upon the completion of the updated resource calculation by Mine Development Associates and the completion of new metallurgical testing by McClelland Laboratories of Sparks, NV investigating possible processing methods aimed at extracting both the gold and molybdenum mineralization from the deposit, Freegold will also initiate a new preliminary assessment in the second half of 2008.

Subsequent exploration at Almaden will also be focused on the search for higher-grade bonanza gold mineralization in discrete feeder zones under the main lower-grade deposit, similar to mines in northern Nevada.  No deeper drilling to test for bonanza grade gold targets has been conducted on the project to date, and Freegold’s ongoing mapping and drilling is helping identify suitable targets to test in future drilling to depths of 1,000 to 1,500 feet.  Two consultants who are experts in epithermal gold systems and who have had success in the discovery of bonanza grade deposits have recently conducted investigations on the property and have concluded that the deep potential for finding higher grade gold in the feeder zones at depth remain an excellent target for future testing.

Golden Summit Project, Alaska

Since 1992, Freegold has been systematically exploring the Golden Summit Project – located 20 miles north of Fairbanks, Alaska, and less than 5 miles away from one of Alaska’s largest gold mine – Fort Knox (+330,000 oz/year).  Freegold’s 7-mile wide Golden Summit property is located at the center of the historic Fairbanks mining district, with approximately 7.25 million ounces of gold having been recovered from underground mines on the property and from the streams that drain our project area.  This property contains over 80 known gold occurrences, and has hosted the district’s largest and highest-grade historic underground gold producers, with over 500,000 ounces of gold being produced from 1902 to 1942 at average grades in excess of 1 oz/ton.  Freegold has conducted numerous exploration programs on its property, including drilling 188 holes (78,177 feet), 18,000 feet of surface trenching and collecting and analyzing 7,729 soil samples prior to the arrival of a new management team in 2005, allowing Freegold to trim its initial 30,940-acre property holding to 7,500-acres which hosts the most prospective targets.

All of Freegold’s work in 2006 was focused on the area surrounding the historic Cleary Hill mine, which was the largest underground producer in the district before its closure in 1942.  Freegold’s 2006 trenching and bulk sampling programs not only discovered a new eastern extension of the Cleary Hill vein, but more importantly, discovered the presence of multiple 100 to 300 foot wide parallel zones of bulk tonnage mineralization extending over an open-ended strike length of 5,000 feet.

Following the completion of the initial bulk sampling in late 2006, Freegold began planning for the construction of a 1,200 ton per day portable and modular processing plant capable of recovering in excess of 70% of the gold using gravity concentration methods.  The design of the plant was based upon the results of metallurgical testing done on the gold mineralization contained within the original 10,000 ton stockpile.  McClelland Laboratories initially prepared various representative composites using the 8 separate bulk samples locations and conducted preliminary gravity testing to confirm the presence of visible gold.  The composites were subsequently sent to Knelson Gravity Solutions of Langley, BC for testing using their standardized Gravity Recoverable Gold (GRG) test work.  This work confirmed that the Golden Summit composites contained free-milling gold, with recoveries from the high-grade samples ranging from 70.7% (at 100% passing ¼”) to 79.6% (at 100% passing 100 mesh).   Freegold completed the

installation of its plant in September 2007, and was able to undertake initial processing until freeze-up in October. Bulk sampling continued through 2008, and approximately 20,000 tons of sampled material is available for processing when this seasonal operation re-commences in early June 2008.

Freegold has completed a 40,000 foot drill program in 2007, comprised of 674 shallow, close spaced drill holes that have tested the gold mineralization at various locations along the known 5,000 foot strike length of this zone.  Results from this drill program to date indicate that Golden Summit may have the potential to host bulk tonnage gold mineralization in addition to high-grade gold mineralization in individual veins.

Two additional drill programs were initiated in February 2008.  The drilling of shallow, close spaced holes has continued, and continues to identify multiple, wide shear zones in a 2,300 foot step out to the west in the Tolovana area.  Deeper core drilling has also started in the South Vein Swarm area where the first fence of shallow holes was drilled, in the Beistline area on the eastern end of the mineralized zone, and in the Tolovana area on the western end of the mineralized zone.  This deeper drilling is aimed at determining whether gold resource can be generated on drill spacing extending to 100 feet.

Vinasale Gold Project, Alaska

On March 2, 2007, Freegold announced the signing of an Exploration with Option to Lease agreement on the Vinasale gold project. Vinasale is located 16 air miles south of McGrath, Alaska in a north trending belt of igneous intrusion-related deposits that includes the 33 million oz Donlin Creek deposit and the Nixon Fork gold mine. The property is under option from Doyon, Limited an Alaskan native regional corporation, which holds 100% of the 128,000-acre property.

Significant gold mineralization was first discovered at Vinasale by Central Alaska Gold Company (CAGC) in 1990. Subsequent drilling by CAGC and then joint venture partner Placer Dome established an initial gold resource of 614,000 oz (10.4 million tons @ 0.057 oz/ton). While the gold mineralization was found to be refractory, metallurgical testing showed that 95% of the gold reported to the flotation concentrate, thereby considerably reducing the volume of material that would need to be processed in order to recover the gold. The property was subsequently optioned by ASA Montague in 1994 and additional soil sampling, followed by limited in-fill and expansion drilling was successful in further increasing the gold resource to 920,000 oz (18.04 million tons @ 0.051 oz/ton) based on the 36 holes that had been drilled into the Central Zone. (Note that these resource figures are historical in nature and are provided for informational purposes only. They are not 43-101 compliant, and as such should not be relied upon.) Previous wide-spaced drilling northeast and south of the known deposit indicates these areas may have potential for resource expansion while previous limited reconnaissance work has indicated that additional gold mineralization exists on the property outside the area known to contain resources.

Freegold's first activity on the project was to stake an additional 12,000 acres of ground this spring, enlarging the property position under the agreement to 140,000 acres. This staking was conducted to the northeast of the deposit, as results from previous wide spaced drilling in the early 1990's indicate that the gold mineralization may trend in that direction.

Freegold's exploration program in September 2007 was focused on evaluating the large land package surrounding the deposit, where limited systematic work has been conducted in the past. Freegold's reconnaissance efforts on the property in September included a recently completed stream, soil and rock sampling program. This program was followed up with a 1,788 line kilometre high resolution EM and Magnetic airborne geophysical program conducted by Fugro Airborne Surveys Corp.  While new areas of gold mineralization were detected in this regional program, the focus of exploration in 2008 will be directed towards mapping, sampling, geophysics and drilling aimed at expanding the known extent of the gold mineralization within the Central Zone.

Rob Project, Alaska

Acquired in 2002, Rob is the latest Freegold project in the company’s portfolio to undergo a new re-evaluation. Since acquiring the project, Freegold conducted limited reconnaissance work on this 106-claim property, confirming the presence of high-grade gold mineralization from various large soil anomaly locations originally identified by the WGM/Sumitomo exploration team in the early 1990’s. This team was also responsible for the discovery of the nearby Pogo deposit, a 5.6 million oz gold deposit that is hosted in the same intrusive and metamorphic rocks, and on the flank of the same 18 mile long intrusive dome that hosts the Rob gold mineralization. Previous grab samples from Rob returned values of 25.2 oz/ton (856 g/tonne) gold (Blue Lead prospect) and 28.9 oz/ton (991 g/tonne) gold (Michigan prospect). Interest in the Goodpaster district, which hosts the Rob property, has picked up considerably with the commencement of production at the Pogo mine in 2006 (scheduled to be the largest gold mine in the State with annual production ranging from 350,000 to 450,000 oz/year) and most recently with the consolidation of a large land package surrounding the Pogo mine and our Rob property by the founder and former Chairman of Goldcorp., Robert McEwen.

On October 11, 2007 Freegold announced the results of its first 17 holes of diamond drilling on the property.  A total of 3,514 feet were drilled in the Grey Lead and O'Reely vein prospects following the receipt of significant gold assays from a limited surface sampling program.  Although drilling within the O'Reely vein did not intersect the multi-ounce values sampled at surface, 7 holes within the Grey Lead vein consistently intersected thick intervals of high-grade gold mineralization that exhibit geological and geochemical characteristics very similar to those seen at the Pogo gold mine.  Drill intersects included a 13.5 foot interval averaging 20.1 g/t and 13 foot interval averaging 29.0 g/t.

This gold mineralization remains open to depth and along strike, and the Company’s exploration programs for 2008 will focus on strike extensions of the Grey Lead vein and on other prospective targets both to the north and further to the west of Grey Lead. Vein mineralization at Grey Lead is controlled by a moderate to steeply west dipping, north-northeast striking structure which extends across the property and which lies within the regional scale Black Mt. tectonic zone. The high-grade, intrusive-hosted Michigan prospect has never been drill tested and is also centred on this structure approximately 2 miles to the northeast of Grey Lead. Future exploration will also focus on low level (<100 ppb) gold in soil anomalies that are also present at several locations west of the Grey Lead surface exposures, as well as at the Johnson Saddle prospect, located on strike 4,000 feet northeast of the Grey Lead prospect.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31, (audited)
	2007	2006	2005
Total revenues	$259,063	$126,882	$40,434
General and administrative expenses - cash	1,519,375	1,142,747	1,106,209
General and administrative expenses – stock compensation	1,388,088	367,918	221,799
Mineral property costs	8,169,365	3,310,465	1,114,827
Income (loss) before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(2,907,463) (0.06)	(1,510,665) (0.04)	(1,328,008) (0.04)
Net income (loss) before income taxes ➢ In total ➢ Basic and diluted loss per share	(4,384,463) (0.08)	(1,772,633) (0.05)	(1,368,370) (0.04)
Totals assets	$23,722,900	$12,381,233	$9,431,704
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	$il	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Mar. 31	Dec. 31	Sep 30	Jun 30	Mar 31	Dec. 31	Sep 30	Jun 30
	2008	2007	2007	2007	2007	2006	2006	2006
Total revenues	$26,498	$84,171	$22,462	$37,144	$115,286	$44,728	$10,987	$67,509
Net loss – before tax	1,290,046	1,646,304	2,182,190	281,983	273,986	717,993	599,310	195,838
Net loss per share	0.02	0.02	0.04	0.01	0.01	0.02	0.02	0.01
Total assets	23,998,295	23,722,900	20,565,891	21,245,193	14,244,958	12,381,233	10,694,202	11,137,711

Results of operations

The three month period ended March 31, 2008 resulted in a net loss of $1,290,046 which compares with a loss of $273,986 for the same period in 2007.  General and administrative expenses for the three month period ended March 31, 2008 were $1,339,764, an increase of $1,009,383 over the same period in 2007.  Most of the increase is attributable to $964,313 in stock-based compensation expenses that were charged upon the granting of long-term incentive stock options and performance shares.

In February 2008, 2,510,000 stock options were granted under a graded vesting schedule.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $691,383 for the period ended March 31, 2008 (2007:$16,652).  Stock-based compensation for performance shares issued was $86,406. An amount of $186,524 in stock-based compensation has been recognized for performance shares that have accrued to March 31, 2008 but have not yet been issued.

Amortization of $65,734 for the three month period ended March 31, 2008 (2007:$4,893) was recorded.  Mining equipment amortization of $61,811 was attributed to $1,179,112 in mining equipment that was obtained in the previous year for the Golden Summit project in Alaska.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, advertising, property site visits, news releases, distribution fees and marketing materials, cost $31,395 for the period ended March 31, 2008, an increase of $8,166 over the same period in 2007. In April, a part-time consultant was hired to assist with investor relations.

All other general and administrative costs were relatively the same when compared to the previous three month period.

Capital gains of $13,474 were realized on the sale of investments in 2008 as compared to $109,370 over the same period in 2007.   Interest income of $13,024 was also earned in 2008 (2007: $5,916) as the Company had more funds on deposit.

During the three month period ended March 31, 2008, the Company incurred mineral property deferred exploration costs of $1,176,427.  Of the deferred exploration costs, $98,611 was incurred to review and update previous engineering and resource work and $58,710 was incurred for assays on the Almaden project in Idaho. $1,000,017 was incurred on the Golden Summit project in Alaska of which $671,809 was for drilling and assays and $328,208 was for bulk sampling/plant commissioning and infrastructure.

Mineral property acquisition costs of $188,746 were also incurred which included $102,226 for the Almaden Idaho project, $72,100 for the Vinasale Alaska project and $14,420 for the Golden Summit Alaska project.

Liquidity and capital resources

At March 31, 2008, the Company’s working capital, defined as current assets less current liabilities, was $1,109,702 compared to $4,124,121 at December 31, 2007.  During 2008, 530,000 options were exercised for proceeds of $250,500 and 380,302 performance shares issued for $3,803.

The Company has an investment with a value of $34,221 as at March 31, 2008.  The investment consists of 100,000 shares of Pacific North West Capital Corp.  This company previously had certain directors in common.  These amounts are included in the above working capital.  The Company had 63,453,609 issued and outstanding shares at March 31, 2008.

To fund its working capital, including exploration activities and corporate expenses, the Company requires continued access to capital markets to raise financing through equity and debt offerings. Financing activities are mainly provided through equity offerings (see “Risks and Uncertainties” below for a discussion of associated risk factors).

Contractual commitments

The Company is committed under an operating lease, for its office premises in Kerrisdale with the following estimated lease payments to the expiration of the lease on June 30, 2010.  By an agreement dated 1 September 2007, the Company is committed under an operating lease, for its office premises in Vancouver with the following lease payments to the expiration of the lease on August 30, 2008.

Fiscal year ended Dec. 31,	2008	2009	2010	Thereafter

Office lease - Kerrisdale	$29,759	$39,679	$19,840	-
Office lease - Vancouver	$37,845	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the three month period ended March 31, 2008.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, amortization, determination of net recoverable value of assets, determination of fair value on, taxes, contingencies and stock-based compensation.

Change in accounting policies

Financial instrument standards

Effective January 1,2007, the Company adopted the new Canadian Institute of Chartered

Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).    These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The Company has certain investments in the common shares of publicly traded corporations, which are classified as available-for-sale.  Although these investments represent common shares that are traded on a recognized stock exchange, the Company may not be able to sell its investments at the quoted market price.  Accordingly, the value of these investments is determined with reference to the quoted market price and an appropriate discount.  On transition, the value of these investments was consistent with historical cost.  As a result, adoption of the new standard did not have a material impact on the Company’s consolidated financial statements, on transition at January 1, 2007 or during the three month period ended March 31, 2008.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial assets and financial liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-maturity and loans and receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and hedge accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Future Changes in Accounting Policies

There are five new CICA accounting standards that have been issued but not yet adopted by the Company. These five standards will become effective for the Company on February 1, 2008. The Company is currently assessing the impact of these new accounting standards on its financial statements.

CICA Handbook Section 3031 “Inventories” prescribes the accounting treatment for inventories and provides guidance on the determination of inventory costs and their subsequent recognition as an expense, including any write-down to net realizable value. CICA Handbook Section 3064 – Goodwill and Intangible Assets, replaces CICA 3062 “Goodwill and Intangible Assets” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA Handbook Section 1535 “Capital Disclosures” establishes standards for disclosing information about an entity's capital and how it is managed. CICA Handbook Section 3862 “Financial Instrument Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation” requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, portfolio investments, accounts payable, accrued liabilities, secured loans and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at March 31, 2008, there were 63,453,609 outstanding common shares compared to 62,543,307 outstanding shares at December 31, 2007.  The increase reflects the issuance of 380,302 performance shares and 530,000 shares on the exercise of options.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Note 7d to the consolidated financial statements to March 31, 2008.

Related party transactions

The related party transactions during the three months ended 30 March 2008, which occurred in the normal course of operations and were measured at the exchange amount (the amount of consideration established and agreed to by the related parties), were as follows:

-

Each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting.  The Chairman is entitled to receive an additional $833 per month.  During the period, the Company paid $14,500 to directors.

-

During the period, the Company paid $29,385 for engineering and consulting fees to a company controlled by the Vice-President of Project Development.

-

During the period, the Company paid $9,500 for professional fees to a company controlled by the Chief Financial Officer.

Disclosure controls and internal controls over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD & A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The Company’s CEO and CFO have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the three month period ending March 31, 2008.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the most recent period ended March 31, 2008 which materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Risks and uncertainties

The Company believes that the following items represent significant areas for consideration.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

Foreign Political Risk

The Company’s material property interests are currently located in the United States. A significant portion of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Government Laws, Regulation & Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased interest in certain of its properties. To earn its 100% this increased interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. The sources of funds currently available to the Company are the sale of marketable securities, raising of equity capital or the offering of an interest in its projects to another party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its properties or prospects.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Foreign Currency Risk

A substantial portion of the Company’s expenses are now, and are expected to continue to be incurred in United States currency. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and United States dollar may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products in or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Outlook

The Company ended March 31, 2008 with working capital of $1,109,702.  With these funds, the Company estimates that it will have to raise more funds to meet its corporate, administrative and property obligations for the coming year.  The Company plans on borrowing US$1,500,000 based on the collateral of its assets. Further equity financings will also be sought depending on market conditions.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.